

Mail Stop 3561

July 21, 2017

<u>Via E-mail</u>
Ms. Elif Lévesque
Chief Financial Officer
Osisko Gold Royalties Ltd.
1100 avenue des Canadiens-de-Montréal
Suite 300, Montreal, Québec H3B 2S2

> **Re: Osisko Gold Royalties Ltd.
> Form 40-F for the Year Ended December 31, 2016
> Filed March 27, 2017
> File No. 001-37814**

Dear Ms. Lévesque:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2016</u>

<u>Exhibit 99.2</u>
<u>Financial Statements</u>

<u>Notes to the Consolidated Financial Statements</u>
<u>4. Significant Accounting Policies</u>
<u>(k) Royalty Interests, page 15</u>

1. We note your accounting policy disclosure states that you may include a portion of resources expected to be converted into reserves in the unit-of production calculation for determining the depletion of your producing royalty interests. To enhance our understanding of your accounting policy, please:

    •   Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be converted as reserves.

- Tell us how you determine whether a resource is reasonably expected to be converted to proven and probable reserves. Please provide us with your history of converting resources into proven and probable reserves. If inferred resources have been included, please also separately address your history of converting inferred resources into reserves.

- Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves and discuss whether this historical data is indicative of future conversion rates.

- If inferred resources have been included, please tell us your basis for their inclusion given that the tonnage, grade and mineral content can typically only be estimated with a low level of confidence and explain to us how you compensated for this lower confidence level.

- Provide us the amount of depletion expense for each producing royalty interest with and without the inclusion of inferred resources in the denominator for the year ended December 31, 2016 and the most recently reported 2017 interim period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or me at 202-551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining